February 3, 2015

United States Securities and Exchange Commission
Attn: Mr. John Reynolds, Assistant Director
Division of Corporation Finance
100 F Street N.E.
Washington, DC  20549-7010

VIA EDGAR

Dear Sirs:

Re:	Gentor Resources Inc.
Form 20-F for Fiscal Year Ended December 31, 2013
Filed May 1, 2014
Comment Letter Dated December 17, 2014
File No. 333-130386

Further to the telephone conference on February 3, 2015 between Christopher Barry of Dorsey & Whitney LLP, U.S. counsel to Gentor Resources Inc. (the “Company”), and Mr. George Schuler of the Commission’s staff, the Company anticipates further discussions with the staff concerning the comment letter dated December 17, 2014 (the “Comment Letter”), in respect of the above noted filing.  Accordingly, the Company respectively requests an additional ten business day extension in order to respond to the Comment Letter and the Company currently anticipates responding to the Comment Letter on or before February 17, 2015.

If you should have any questions or concerns regarding the anticipated timing of our response, please do not hesitate to contact me at (416) 366-2221.

Yours truly,

Gentor Resources Inc.

/s/ Geoffrey Farr
Geoffrey Farr
Corporate Secretary